UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

Form 4									OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response 0.5
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
(Print or Type Responses)
1 .Name and Address of Reporting Person		2. Issuer Name and Ticker or Trading Symbol Mpower Holding Corporation (MPOW)						6. Relationship of Reporting Person(s) to Issuer (Check all applicable) ______Director XX 10% Owner ______Officer (give ______Other (specify title below) below) ____________________________
(Last) (First) (Middle) Gerhard, Lang H.		3. IRS Identification Number of Reporting Person, if an entity (voluntary)			4. Statement for Month/Day/Year January 8, 2003
(Street) 300 Drakes Landing Road, Suite 290					5. If Amendment, Date of Original (Month/Day/Year)			7. Individual or Joint/Group Filing (Check Applicable Line) ___Form filed by One Reporting Person _XX__Form filed by More than One Reporting Person --See Note 1.
(City) (State) (Zip) Greenbrae, CA 94904		Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/ Day/ Year)	3. Trans- Action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	1/8/03		S		100,000	D	$0.285	See Note 4	I	See Notes 2 & 5
Common Stock	1/9/03		J(3)		87,616	D		See Note 4	I	See Note 5
Common Stock	1/9/03		S		300,000	D	$0.2817	See Note 4	I	See Notes 2 & 5

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Persons who respond to the collection of information contained (Over)
in this form are not required to respond unless the form displays SEC 1474 (3-00)

a currently valid OMB control number.

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Deriv- ative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exer- cisable and Expiration Date (Month/Day/ Year).		7. Title and Amount of Securities Underlying Derivative Security (Inst. 3 and 4)		8. Price of Deriv- ative Secur- ity (Instr. 5)	9. Number of deriv- ative Secur- ities Bene- ficially Owned Following Reported Tran-saction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares

Explanation of Responses:

(1) The reporting persons consist of (i) Lang H. Gerhard ("Gerhard"), manager of Estero Partners, LLC, sole shareholder of West Highland Capital, Inc., and a general partner of investment limited partnerships; (ii) West Highland Capital, Inc. ("WHC"), a registered investment adviser and general partner of investment limited partnerships; (iii) Estero Partners, LLC ("Estero"), a general partner of investment limited partnerships, and (iv) West Highland Partners, L.P. ("WHP"), an investment limited partnership of which Gerhard, WHC and Estero are the general partners. Gerhard, WHC and Estero constitute a group as defined by Rule 13d-5(b)(i) and Rule 16a-1(a)(1) under the Exchange Act. WHP is filing jointly and disclaims membership in a group.

(2) The securities sold were held in the account of an advisory client of WHC and as such were owned indirectly by WHC and Gerhard.

(3) Pro rata distribution from an investment limited partnership, other than WHP, of which WHC, Estero and Gerhard are the general partners (the "Other Partnership"), to a limited partner of the Other Partnership. Such securities were owned indirectly by WHC, Estero and Gerhard.

(4) After the sales and distribution reported on this form, WHP directly owned 8,801,013 shares, Estero beneficially owned 8,801,013 shares indirectly, and each of Gerhard and WHC beneficially owned 9,110,367 shares indirectly (the share totals for Estero, Gerhard and WHC include the shares owned directly by WHP).

(5) Each reporting person disclaims beneficial ownership of the securities with respect to which beneficial ownership is reported, except to the extent of its pro rata pecuniary interest therein.

/s/ Lang H. Gerhard 1/10/02

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,
See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

Joint Filer Information

Name: West Highland Capital, Inc.

Address: 300 Drakes Landing Road, Suite 290, Greenbrae, CA 94904

Designated Filer: Lang H. Gerhard

Issuer and Ticker Symbol: Mpower Holding Corporation (MPOW)

Statement for Month/Year: January 8, 2003

Signature: West Highland Capital, Inc.

By: /s/ Lang H. Gerhard

President

Name: Estero Partners, LLC

Address: 300 Drakes Landing Road, Suite 290, Greenbrae, CA 94904

Designated Filer: Lang H. Gerhard

Issuer and Ticker Symbol: Mpower Holding Corporation (MPOW)

Statement for Month/Year: January 8, 2003

Signature: Estero Partners, LLC

By: West Highland Capital, Inc., Attorney-in-Fact

By: /s/ Lang H. Gerhard

President

Name: West Highland Partners, L.P.

Address: 300 Drakes Landing Road, Suite 290, Greenbrae, CA 94904

Designated Filer: Lang H. Gerhard

Issuer and Ticker Symbol: Mpower Holding Corporation (MPOW)

Statement for Month/Year: January 8, 2003

Signature: West Highland Partners, L.P.

By: West Highland Capital, Inc., General Partner

By: /s/ Lang H. Gerhard

President